Filed pursuant to Rule 424(b)(3)
File No. 333-236574

PROSPECTUS SUPPLEMENT

(To Prospectus dated June 1, 2020, as supplemented by the Prospectus Supplement dated June 4, 2020, the Prospectus Supplement dated August 7, 2020, the Prospectus Supplement dated November 6, 2020, the Prospectus Supplement dated February 5, 2021, the Prospectus Supplement dated August 11, 2021, the Prospectus Supplement dated November 5, 2021 and the Prospectus Supplement dated February 7, 2022)

March 7, 2022

Oxford Lane Capital Corp.

$500,000,000
Common Stock

This prospectus supplement contains information which amends, supplements and modifies certain information contained in the prospectus dated June 1, 2020 (the “Base Prospectus”) as supplemented by the prospectus supplement dated June 4, 2020 (the “June 2020 Prospectus Supplement”), the prospectus supplement dated August 7, 2020 (the “August 2020 Prospectus Supplement”), the prospectus supplement dated November 6, 2020 (the “November 2020 Prospectus Supplement”), the prospectus supplement dated February 5, 2021 (the “February 2021 Prospectus Supplement”), the prospectus supplement dated August 11, 2021 (the “August 2021 Prospectus Supplement”), the prospectus supplement dated November 5, 2021 (the “November 2021 Prospectus Supplement”) and the prospectus supplement dated February 7, 2022 (the “February 2022 Prospectus Supplement,” and, together with the June 2020 Prospectus Supplement, the August 2020 Prospectus Supplement, the November 2020 Prospectus Supplement, the February 2021 Prospectus Supplement, the August 2021 Prospectus Supplement, the November 2021 Prospectus Supplement, this prospectus supplement and the Base Prospectus, the “Prospectus”), which relate to the sale of shares of common stock of Oxford Lane Capital Corp. in an “at-the-market” offering pursuant to an equity distribution agreement dated June 4, 2020, with Ladenburg Thalmann & Co. Inc. Oxford Lane Capital Corp.’s (the “Company”) investment adviser, Oxford Lane Management, LLC (the “Adviser”), has agreed to pay to Ladenburg Thalmann & Co. Inc., if necessary, a supplemental payment per share that will reflect the difference between the public offering price per share and the net proceeds per share received by the Company in this offering such that the net proceeds per share received by the Company (before expenses) are not below the Company’s then current net asset value per share.

You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus and under the “Supplementary Risk Factors” sections in certain prospectus supplements thereto, as well as in our subsequent filings with the Securities and Exchange Commission (the “SEC”) that are incorporated by reference into the Prospectus, before investing.

The terms “Oxford Lane,” the “Company,” “we,” “us” and “our” generally refer to Oxford Lane Capital Corp.

PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING

From June 4, 2020 to March 4, 2022, we sold a total of 55,507,560 shares of common stock pursuant to the “at-the-market” offering. The total amount of capital raised as a result of these sales of common stock was approximately $376.6 million and net proceeds were approximately $371.9 million, after deducting the sales agent’s commissions and offering expenses.

FEBRUARY 2022 FINANCIAL UPDATE

On March 4, 2022, we announced the following net asset value (“NAV”) estimate as of February 28, 2022.

•	Management’s unaudited estimate of the range of the NAV per share of our common stock as of February 28, 2022 is between $6.54 and $6.64. This estimate is not a comprehensive statement of our financial condition or results for the month ended February 28, 2022. This estimate did not undergo the Company’s typical quarter-end financial closing procedures and was not approved by the Company’s board of directors. We advise you that our NAV per share for the quarter ending March 31, 2022 may differ materially from this estimate, which is given only as of February 28, 2022.

•	As of February 28, 2022, the Company had approximately 137.1 million shares of common stock issued and outstanding.

The fair value of the Company’s portfolio investments may be materially impacted after February 28, 2022 by circumstances and events that are not yet known. To the extent the Company’s portfolio investments are impacted by the effects of the COVID-19 pandemic, or by other factors, including the rising conflict between Russia and Ukraine and related sanctions taken against Russia in response to the conflict, the Company may experience a material impact on its future net investment income, the fair value of its portfolio investments, its financial condition and the financial condition of its portfolio investments. Investing in our securities involves a number of significant risks. For a discussion of the additional risks applicable to an investment in our securities, please refer to the section titled “Risk Factors” in our prospectus and the note titled “Risks and Uncertainties” in our most recent annual report or semi-annual report, as applicable.

The preliminary financial data included in this prospectus supplement has been prepared by, and is the responsibility of, Oxford Lane Capital Corp.'s management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

SUPPLEMENTARY RISK FACTOR

Investing in our common stock involves a number of significant risks. Before you invest in our common stock, you should be aware of various risks, including those described below and those set forth in the Base Prospectus and certain prospectus supplements thereto. You should carefully consider these risk factors, together with all of the other information included in the Prospectus, before you decide whether to make an investment in our common stock. The risks set out below and elsewhere in the Prospectus are not the only risks we face. Additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance. If any of the following events occur, our business, financial condition, results of operations and cash flows could be materially and adversely affected. In such case, our net asset value and the trading price of our common stock could decline, and you may lose all or part of your investment. The risk factors described below, together with those set forth in the Base Prospectus and certain prospectus supplements thereto, are the principal risk factors associated with an investment in us as well as those factors generally associated with an investment company with investment objectives, investment policies, capital structure or trading markets similar to ours.

Global economic, regulatory and market conditions may adversely affect our business, results of operations and financial condition, including our revenue growth and profitability.

Various social and political circumstances in the U.S. and around the world (including wars and other forms of conflict, including rising trade tensions between the United States and China, and other uncertainties regarding actual and potential shifts in the U.S. and foreign, trade, economic and other policies with other countries, terrorist acts, security operations and catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes and global health epidemics), may also contribute to increased market volatility and economic uncertainties or deterioration in the U.S. and worldwide. Specifically, the rising conflict between Russia and Ukraine, and resulting market volatility, could adversely affect our business, financial condition or results of operations. In response to the conflict between Russia and Ukraine, the U.S. and other countries have imposed sanctions or other restrictive actions against Russia. Any of the above factors, including sanctions, export controls, tariffs, trade wars and other governmental actions, could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline. These market and economic disruptions could also negatively impact the operating results of our portfolio companies.

Additionally, the Federal Reserve may raise, or may announce its intention to raise, the Federal Funds Rate in 2022. These developments, along with the United States government’s credit and deficit concerns, global economic uncertainties and market volatility and the impacts of COVID-19, could cause interest rates to be volatile, which may negatively impact our ability to access the debt markets and capital markets on favorable terms.

INCORPORATION BY REFERENCE

We incorporate by reference into this prospectus supplement our semi-annual report on Form N-CSR for the six months ended September 30, 2021 (filed with the SEC on October 29, 2021) and our annual report on Form N-CSR for the fiscal year ended March 31, 2021 (filed with the SEC on May 12, 2021). Any statement contained in such semi-annual report or annual report on Form N-CSR shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement modifies or supersedes such statement in such semi-annual report on Form N-CSR or annual report on Form N-CSR.